Alston&Bird llp

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Washington, DC 20004-2601

202-239-3300

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www.alston.com

David J. Baum                                                Direct Dial: 202-239-3346                            E-mail: david.baum@alston.com

March 3, 2017

VIA EDGAR

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-2521

Re:	Northern Lights Fund Trust II (File Nos. 333-174926; 811-22549): Post-Effective Amendment No. 334 to the Trust’s Registration Statement on Form N-1A – Balter Invenomic Fund

Ladies and Gentlemen:

On behalf of Northern Lights Fund Trust II (the “Trust”) and its series, the Balter Invenomic Fund (the “Fund”), accompanying this letter for filing under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Rule 485(a)(2) thereunder, is a copy of Post-Effective Amendment No. 334 to the Trust’s Registration Statement on Form N-1A (“Post-Effective Amendment No. 334”). Post-Effective Amendment No. 334 is being filed for the purpose adding the Fund as a new series of the Trust.

Please call me at (202) 239-3346 if you have any questions or comments regarding this filing.

Sincerely,

/s/ David J. Baum

David J. Baum

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